EFES

03 NOV -6 AM 7:21

File: 082-04144

November 3, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

03037182

Attention: Division of International Corporate Finance

PROCESSED SUPPL
NOV 19 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the release of financial statements as of and for the period ending 31.09.2003 prepared in accordance with the requirements of the Capital Markets Board of Turkey.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

11/14

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No. 3 Kartal 81440 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

FOR GENERAL RELEASE TO THE PUBLIC
NOVEMBER 3RD, 2003

Anadolu Efes ("AEFES.IS") has announced its financial statements as of and for the period ended 3Q 2003, prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey.

- Anadolu Efes Biracılık ve Malt Sanayi A.Ş., which conducts the brewing and malting operations of Efes Beverage Group in Turkey has announced its 3Q 2003 financial statements as of and for the period ending on September 30th, 2003, prepared in accordance with the requirements of CMB.
- Based on the requirements of CMB, these announced financial statements only represent the performance of Anadolu Efes in Turkey individually and do not include the consolidation of any of its subsidiaries. Likewise, the results are not inflation adjusted.
- Together with the export volumes, total sales volume of Anadolu Efes reached 543 million liters (3Q2002: 499 million liters), **growing 9% versus 3Q2002**.
- Net sales revenues increased by 37% and was realised at 335 trillion TL in 3Q2003. Meanwhile, gross profit grew by 54% to 175 trillion TL and operating profit grew by 78% to 125 trillion TL in 3Q2003. Anadolu Efes posted a net profit of 118.4 trillion TL in 3Q2003 versus 28.9 trillion TL in 3Q2002, largely dependent on favourable exchange rates in addition to remarkable operating performance during the period. **Cash operating profit also increased by 62% to 147.2 trillion TL in 3Q2003**.
- In 3Q2003, Efes Beverage Group has commissioned two new state-of-the-art breweries in **Rostov**-Russia and **Almaty**-Kazakhstan, and has also acquired two breweries in **Ufa**-Russia and **Pancevo**-Serbia. Together with the existing breweries in **Moscow**-Russia, **Karaganda**-Kazakhstan, **Ploiesti**-Romania, **Odessa**-Ukraine and **Chisinau**-Moldova, Efes Beverage Group now has **9 breweries** outside Turkey. As a result, the total annual brewing capacity of the Group's international beer operations has reached 860 million liters from 465 million liters in 2002. The Group also operates malt production facilities in Moscow and Karaganda with an annual malt production capacity of 50,000 tons.
- Thus International beer operations, conducted through **Efes Breweries International N.V.** ("EBI") an 85% subsidiary of Anadolu Efes, has gained further momentum in 3Q2003 and posted **59% sales volume growth** reaching 400 million liters *(including sales volumes of Amstar Brewery – Russia from July 2003 and Pancevo Brewery - Serbia from September 2003)*. The share of the international beer sales, including Turkish originated exports, as of end of 3Q2003 increased to 45% of the total beer sales of the Group versus 36% in 3Q2002.
- Anadolu Efes owns 52% of Efes Sınai Yatırım Holding A.Ş. (Efes Invest) that conducts the Group's international Coca-Cola bottling, marketing and sales operations in Central Asia. Efes Invest, listed both in Istanbul and London Stock Exchanges, owns and operates 3 Coca-Cola bottling franchises in Kazakhstan, Azerbaijan, and Kyrgyzstan. The **sales volume of Coca-Cola trademarked beverages grew by 42% in 3Q2003** to 19.6 million unit cases (3Q2002: 13.8 million unit cases), thereby exceeding the total sales volume in 2002 at 17.8 million unit cases. On the other hand, including the volume of the Efes Beverage Group trademarked beer products that are distributed in the territories, total consolidated sales volume of Efes Invest increased by 40% to 21.3 million unit cases in 3Q2003(3Q2002: 15.2 million unit cases).
- Turkish Coca-Cola operations ("CCI"), in which we are the largest local shareholder with 33% stake, delivered **3%sales volume growth in 3Q2003**, reaching 173 million unit cases (3Q2002: 168 million unit cases).

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
NOVEMBER 3RD, 2003

INCOME STATEMENT (in trillion TRL)	3Q2002	3Q2003
GROSS SALES	**356.6**	**528.8**
Deductions from Sales	(112.1)	(193.8)
NET SALES	**244.6**	**335.0**
Cost of Goods Sold	(131.5)	(160.5)
GROSS PROFIT	**113.1**	**174.5**
Operating Expenses	(42.8)	(49.3)
OPERATING PROFIT	**70.3**	**125.2**
Income from Other Operations	31.5	46.6
Expenses from Other Operations	(8.1)	(22.4)
Financial Expenses, Net	(38.2)	(4.5)
PROFIT BEF. EXTRA. ITEMS & TAX	**55.5**	**144.9**
Extraordinary Income	0.5	27.1
Extraordinary Expenses & Losses	(11.5)	(15.8)
PROFIT BEFORE TAX	**44.5**	**156.3**
Tax	(15.6)	(37.9)
NET PROFIT	**28.9**	**118.4**
CASH OPERATING PROFIT*	**90.9**	**147.2**

* Cash Operating Profit comprises of operating profit, depreciation and other non-cash items up to operating profit.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
NOVEMBER 3RD, 2003

BALANCE SHEET (in trillion TRL)		
(As Of)	30.09.2002	30.09.2003
I. CURRENT ASSETS	**198.8**	**242.2**
A. Cash & Banks	24.3	44.8
B. Marketable Securities	0.3	0.3
C. Short Term Trade Receivables	112.3	78.3
D. Other Short Term Receivables	19.5	42.3
E. Inventories	38.4	52.4
F. Other Current Assets	4.1	24.0
II. LONG TERM ASSETS	**285.5**	**370.5**
A. Long Term Trade Receivables	9.2	10.7
B. Other Long Term Receivables	0.0	0.0
C. Long Term Financial Assets	168.7	214.0
D. Net Fixed Assets	103.3	141.4
E. Intangible Assets	0.6	0.7
F. Other Long Term Assets	3.7	3.7
TOTAL ASSETS	**484.3**	**612.7**
I. SHORT TERM LIABILITIES	**269.2**	**204.4**
A. Financial Debt	158.5	62.3
B. Trade Payables	47.6	60.9
C. Other Short Term Payables	22.2	39.3
D. Advances	0.0	0.0
E. Provisions	41.0	42.0
II. LONG TERM LIABILITIES	**48.9**	**38.4**
A. Financial Debt	25.3	11.4
B. Trade Payables	3.6	3.6
C. Other Long Term Payables	9.1	10.7
D. Term Advances	0.0	0.0
E. Provisions	10.8	12.7
III. SHAREHOLDER'S EQUITY	**166.3**	**369.8**
A. Paid-In Capital	50.2	112.9
B. Capital Committments	0.0	0.0
C. Share Premium	0.0	0.0
D. Revaluation Fund	87.0	122.7
E. Reserves	14.4	15.8
F. Current Year Income	28.9	118.4
G. Current Year Loss (-)	0.0	0.0
H. Accumulated Profit (Loss)	(14.2)	0.0
TOTAL LIABILITIES&SHAREHOLDER'S EQUITY	**484.3**	**612.7**

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr